UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

(Name of Issuer)

ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

670682 871

(CUSIP Number)

Deutsche Bank AG\

Taunusanlage 12

Frankfurt Am Main D-60325, Germany

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670682 871

1.	Names of Reporting Persons Deutsche Bank AG 13-2944988
2.	Check the Appropriate Box if a member of a Group (see instructions) a ☐ b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,700
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 66.15%
14.	Type of Reporting Person (See Instructions) BK

SCHEDULE 13D

CUSIP No. 670682 871

1.	Names of Reporting Persons DB Municipal Holdings LLC 82-2633289
2.	Check the Appropriate Box if a member of a Group (see instructions) a ☐ b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,700
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 66.15%
14.	Type of Reporting Person (See Instructions) OO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 1,700 adjustable rate munifund term preferred shares (CUSIP No. 670682 871) (“AMTP Shares”) of Nuveen Municipal High Income Opportunity Fund (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of AMTP Shares by DBMH (as defined below). The Issuer’s principal executive offices are located at 333 W. Wacker Drive, Chicago, Illinois 60606.

Item 2	Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Deutsche Bank AG (“DB AG”)

ii.	DB Municipal Holdings LLC (“DBMH”)

This Statement relates to the AMTP Shares that were purchased for the account of DBMH.

(b) The address of the principal business office of DB AG is:

Deutsche Bank AG

Taunusanlage 12

Frankfurt Am Main D-60325

Germany

The address of the principal business office of DBMH is:

DB Municipal Holdings LLC

60 Wall Street

New York, NY 10005

(c) DB AG offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

The principal business of DBMH is to engage in transactions to meet the investment objectives of DB AG to finance municipal borrowers and municipal conduit issuers through traditional financing and the purchase of municipal bonds, directly or indirectly, that are tax-exempt.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. With respect to DBMH, the officers and directors of its majority member, Deutsche Bank Securities Inc. are listed. To the knowledge of the Reporting Persons, the citizenship of the Listed Persons is as specified on Schedule I hereto.

(d) Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $170,000,000. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

(a) DBMH has purchased the AMTP Shares for investment purposes. DBMH acquired the AMTP Shares from the Issuer pursuant to that certain AMTP Shares Purchase Agreement, dated April 19, 2021, between the Issuer and DBMH (the “Purchase Agreement”) on their initial issuance for a purchase price of $170,000,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a)—(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, AMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the AMTP Shares owned by DBMH, on April 19, 2021, DBMH assigned certain preferred class voting rights on the AMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated April 19, 2021 among DBMH and Glass, Lewis & Co., LLC (“Voting Trustee”) as voting consultant and trustee. Voting and consent rights on the AMTP Shares not assigned to the Voting Trust have been retained by DBMH. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Trustee analyzes such voting or consent matters and submits the vote based on the results of such analysis.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Voting Trust Agreement dated April 19, 2021

99.3	AMTP Share Purchase Agreement, dated April 19, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 28, 2021

DEUTSCHE BANK AG

By:	/s/ Daniela Pondeva
Name:	Daniela Pondeva
Title:	Vice President

By:	/s/ Michael Caro
Name:	Michael Caro
Title:	Vice President

DB MUNICIPAL HOLDINGS LLC

By:	/s/ Svetlana Segal
Name:	Svetlana Segal
Title:	Managing Director

By:	/s/ John Werba
Name:	John Werba
Title:	Director

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Voting Trust Agreement dated April 19, 2021

99.3	AMTP Share Purchase Agreement, dated April 19, 2021

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and board member of Deutsche Bank AG. The business address of each of the executive officers and directors of Deutsche Bank AG is Taunusanlage 12 Frankfurt Am Main D-60325, Germany.

Name	Position with Deutsche Bank AG	Principal Occupation/Citizenship

Christian Sewing	Chief Executive Officer	Chief Executive Officer, Management Board Member and responsible for Corporate Bank and Investment Bank German

Karl von Rohr	President	President, Management Board Member, responsible for Private Bank and Asset Management, responsible for Germany and Europe, Middle East and Africa German

Fabrizio Campelli	Chief Transformation Officer	Chief Transformation Officer, Management Board Member and responsible for Human Resources United Kingdom, Italian

Frank Kuhnke	Chief Operating Officer	Chief Operating Officer, Management Board Member and responsible for Capital Release Unit German

Bernd Leukert	Chief Technology, Data and Innovation Officer	Chief Technology, Data and Innovation Office, Management Board Member and responsible for Technology, Data and Innovation German

Stuart Lewis	Chief Risk Officer	Chief Risk Officer, Management Board Member and responsible for Compliance, Anti-Financial Crime and the Business Selection and Conflicts Office United Kingdom

James von Moltke	Chief Financial Officer	Chief Financial Officer, Management Board Member Australian, German

Alexander von zur Mühlen	Chief Executive Officer Asia Pacific	Chief Executive Officer for the Asia Pacific region and Management Board Member German

Christiana Riley	Chief Executive Officer Americas	Chief Executive Officer for the Americas and Management Board Member American

Stefan Simon	Chief Administrative Officer	Chief Administrative Officer, Management Board Member and responsible for Government and Regulatory Affairs and Legal and Governance. German

Dr. Paul Achleitner	Chairman of the Supervisory Board	Chairman of the Supervisory Board of Deutsche Bank Aktiengesellschaft Austrian

Detlef Polaschek	Deputy Chairman of the Supervisory Board	Deputy Chairman of the Supervisory Board of Deutsche Bank AG and Member of the General Staff Council of Deutsche Bank German

Ludwig Blomeyer-Bartenstein	Spokesperson of the Management	Spokesperson of the Management and Head of the Market Region Bremen of Deutsche Bank AG German

Frank Bsirske	Supervisory Board Member	Former Chairman of the trade union ver.di German

Mayree Clark	Supervisory Board Member	Founder and Managing Partner of Eachwin Capital American

Jan Duscheck	Supervisory Board Member	Head of national working group Banking, trade union ver.di German

Gerhard Eschelbeck	Supervisory Board Member	Chief Information Security Officer of Aurora Innovation, Inc. Austrian, American

Sigmar Gabriel	Supervisory Board Member	Former German Federal Government Minister German

Timo Heider	Supervisory Board Member

Chairman of the General Staff Council of BHW Bausparkasse AG/Postbank Finanzberatung AG, Chairman of the General Staff Council of PCC Services GmbH der Deutschen Bank, Chairman of the Staff Council of BHW Bausparkasse AG, PCC Services GmbH der Deutschen Bank, Postbank Finanzberatung AG and BHW Holding GmbH, and Deputy Chairman of the Group Staff Council of Deutsche Bank AG

German

Martina Klee	Supervisory Board Member	Deputy Chairperson of the Staff Council PWCC Center Frankfurt of Deutsche Bank German

Henriette Mark	Supervisory Board Member	Member of the Staff Council Southern Bavaria, of the General Staff Council and of the Group Staff Council of Deutsche Bank German

Gabriele Platscher	Supervisory Board Member	Chairperson of the Staff Council Niedersachsen Ost of Deutsche Bank German

Bernd Rose	Supervisory Board Member	Chairman of the General Staff Council of Postbank Filialvertrieb AG, Member of the Group Staff Council of Deutsche Bank, Member of the European Staff Council of Deutsche Bank German

Gerd Alexander Schütz	Supervisory Board Member	Chairman of the Management Board, C-QUADRAT Investment Aktiengesellschaft Austrian

John Alexander Thain	Supervisory Board Member	Former Chairman and Chief Executive Officer, CIT Group Inc. American

Michele Trogni	Supervisory Board Member	Operating Partner of Eldridge Industries LLC United Kingdom

Dr. Dagmar Valcárcel	Supervisory Board Member	Supervisory Board Member, Former Chair of the Management Board, Andbank Asset Management Luxembourg S.A., Luxembourg German, Spanish

Stefan Viertel	Supervisory Board Member

Head of Institutional Cash Sales & Client Management (& ACO) Hungary, Deutsche Bank AG, Member of the General Staff Council, Staff Council Representative of the Corporate Bank and Investment Bank, Deutsche Bank AG

German

Dr. Theodor Weimer	Supervisory Board Member	CEO, Deutsche Börse AG German

Prof. Dr. Norbert Winkeljohann	Supervisory Board Member	Self-employed corporate consultant, Norbert Winkeljohann Advisory & Investments German

The following sets forth the name and present principal occupation of each executive officer and director of Deutsche Bank Securities Inc. (“DBSI”), DBSI being the majority member of DBMH. The business address of each of the executive officers and directors of DBSI is 60 Wall Street New York, NY 10005 United States.

Name	Position with Deutsche Bank Securities Inc.	Principal Occupation/Citizenship

James Davies	Chief Executive Officer, President, Director	Chief Executive Officer, President and Member of Board of Directors of Deutsche Bank Securities Inc. United Kingdom, Australian

Anthony Stucchio	Chief Operations Officer, Director	Chief Operations Officer and Member of Board of Directors of Deutsche Bank Securities Inc. American

Tiberio Massaro	Chief Financial Officer, Director	Chief Financial Officer and Member of Board of Directors of Deutsche Bank Securities Inc. American

Wade Bicknell	Chief Security Officer, Chief Information Security Officer	Chief Security Officer, Chief Information Security Officer of Deutsche Bank Securities Inc. American

Peter Berardi	Chief Credit Officer	Chief Credit Officer of Deutsche Bank Securities Inc. American

Charles Green, Jr.	Chief Market Risk Officer, Chief Risk Officer, Director	Chief Market Risk Officer, Chief Risk Officer, and Member of Board of Directors of Deutsche Bank Securities Inc. American

Matthew Farrant	Chief Administrative Officer	Chief Administrative Officer of Deutsche Bank Securities Inc. United Kingdom

Charles Rinaldi	Chief Compliance Officer	Chief Compliance Officer of Deutsche Bank Securities Inc. American

Andrea DeMar	Chief Compliance Officer—Registered Investment Adviser	Chief Compliance Officer—Registered Investment Adviser of Deutsche Bank Securities Inc. American, Portuguese

Michael Koplowitz	Chief Compliance Officer - Futures Commission Merchant	Chief Compliance Officer - Futures Commission Merchant of Deutsche Bank Securities Inc. American

Samuel Descovich	Director	Member of Board of Directors of Deutsche Bank Securities Inc. American

Manuel Maximino	Director	Member of Board of Directors of Deutsche Bank Securities Inc. Argentinian

SCHEDULE II

LITIGATION SCHEDULE

Deutsche Bank AG and Deutsche Bank Securities, Inc. (the majority Member of DB Municipal Holdings LLC) have been involved in a number of proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in (i) the Deutsche Bank Securities, Inc. Form BD, (ii) Deutsche Bank AG’s annual reports on Form 20-F and periodic reports on Form 6-K filed with the SEC, and (iii) in other regulatory reports, which descriptions are hereby incorporated by reference.